Jim B. Rosenberg, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C., 20549

August 30, 2011

Re:	Shire plc
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 23, 2011
File No. 000-29630

Dear Mr Rosenberg,

The following is in response to your comment letter addressed to Mr. Graham Hetherington, Chief Financial Officer of Shire plc (the “Company”) dated August 16, 2011 with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2010 (the “2010 Form 10-K”).

We have repeated your numbered comment and provided a response to your comment below.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 1. Business, page 6

Products Under Development, page 16

1.
We acknowledge your response to prior comment 1 which indicates that your listed patents on page 22-24 do not necessarily cover drugs in development.  Our comment was asking if there were any significant patents associated with your drug candidates.  It is unclear how this information is speculative.  Clarify whether or not the late stage drugs listed on page 16 have patents associated with them.  If so, tell us the remaining term of patents for each late stage project and whether or not you expect any patents associated with the late phase projects to expire before completing their development.  If you do not know or cannot estimate the remaining patent life for a particular patent associated with a project, please tell us the specific facts and circumstances governing this limitation.

Response:

The Staff’s request in its comment letter of July 21, 2011 was for the Company to cite significant patents associated with the Company’s late stage drug candidates.  In the Company’s initial response of August 4, 2011 we sought to explain that, as a general matter, it is often difficult to make an assessment of whether any particular patent relating to a drug candidate in development would properly be considered significant and that an attempt to do so would be speculative.  In part, this is because the drug candidate is subject to change as it progresses through development.  This in turn impacts whether the claims of certain patents may, or may not, cover the marketed product which ultimately results from the development.  As such, while patents may be associated with a drug candidate in development, before such drug candidate becomes a marketed product, it would be speculative to comment on the significance of any such patent.

Additionally, unlike other technologies, patent protection is but one of the forms of exclusivity potentially available to pharmaceutical products.  Other forms of exclusivity are described in Item 1 of the 2010 Form 10-K, in the section entitled “Government Regulation”.

The Company respectfully proposes that the inclusion of disclosure in future periodic reports which either (i) speculates on the significance of patents for products still in development or (ii) might imply that in the absence of patent protection no other form of exclusivity would be available if the drug is ultimately approved, may mislead investors.  The Company does however acknowledge that it would be helpful to investors to highlight the various forms of exclusivity potentially available to the Company’s late stage drug candidates.  The Company proposes to include the following disclosure in its future Form 10-K filings, beginning with the Form 10-K for the year ending December 31, 2011 (proposed additions to the Company’s 2010 Form 10-K disclosure are underlined):

Products under development

The Company focuses its development resources on projects within its core therapeutic areas of ADHD, GI, and HGT, as well as early development projects in additional therapeutic areas. Total R&D expenditures of $661.5 million, $638.3 million and $494.3 million were incurred in the years to December 31, 2010, 2009 and 2008 respectively.

The table below lists the Company’s products in clinical development as of December 31, 2010 by disease areas indicating the most advanced development status reached in key markets and the Company’s territorial rights in respect of each product.  If these product candidates are ultimately approved and marketed, they may benefit from patent and/or other forms of exclusivity, as described in more detail in the sections headed “Intellectual property” and “Government Regulation” in this Item 1.  Some of the patents (or their analogous foreign patent applications or foreign granted patents) listed in the table on pages 22-24 of this Item 1 are potentially relevant to the corresponding development projects listed below.  However as these product candidates remain in development and are subject to change as development progresses, the patents listed may not necessarily be representative of the scope of patent protection that may ultimately be available if each product candidate is approved and marketed.

* * *

The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Graham Hetherington

Graham Hetherington
Chief Financial Officer

cc: Angus Russell, Chief Executive Officer